

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 24, 2010

Mr. Eldar Sætre
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re:** **Statoil ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 1-15200**

Dear Mr. Sætre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. We note from the disclosure on pages 18, 41, and elsewhere that you continue to operate in Cuba and Iran. We also are aware of publicly available information indicating that you are a co-equal owner of a joint venture to construct and operate the Trans-Adriatic Pipeline project, which seeks to connect Iran with parts of southern Europe by a natural gas pipeline. As you know, Cuba and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba and Iran since your letters to the staff dated August 24, 2007 and May 22, 2007. Your response should describe any investments and capital expenditures you have made in either of those

countries, and any equipment, technology, or services you have provided into either country, directly or indirectly, since your above-referenced letters, as well as any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Your response should include the amount(s) of any leasing fees and other payments you have made and/or are required to make to Iran as a result of agreement(s) regarding your operations there, including development of phases 6, 7 and 8 of the South Pars gas field. Your discussion should cover both cash payments and payments in kind, and should include descriptions of any production-sharing contracts and/or other payments from production. In this regard, tell us whether you are required to make payments pursuant to formula(s) and, if so, the terms of any such formulas, including whether they are tied to production from the fields you have developed.

2.   Please provide us with year-end 2009 information regarding proved and probable reserves for the fields you have developed in Iran and total production from those fields. To the extent feasible, provide information regarding proved and probable reserves for fields or blocks currently in development or exploration, in both Iran and Cuba.

3.   Please discuss the materiality of any contacts with Cuba and Iran that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba and Iran for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Iran.

1.5 A glance at 2009

4.   We note your disclosure that "In December, Statoil and Lukoil won the technical service contract from Iraq's Ministry of Oil to develop the sizeable West Qurna 2 field in the southern part of the country. West Qurna 2 is estimated to hold 12.9 billion barrels of recoverable reserves." If you plan to claim proved reserves

associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue. Please tell us if you will be allowed to apply production/revenues from other areas to your West Qurna 2 field cost recovery and profit balances.

2.6.2. International E&P Strategy

5.   Define the term "gas value chain."

3.9 Proved Oil and Gas Reserves

6.   We note references in your filing to bitumen, extra heavy oil that is upgraded to a light, low-sulphur syncrude and the production of oil sands. Please tell us how you considered reporting the reserves associated with these activities as synthetic oil or other non-renewable resources that are intended to be upgraded, within your summary of oil and gas reserves table pursuant to Item 1202(a)(4) of Regulation S-K.

7.   Please tell us why you believe that your line item "Eurasia" in your reserves table complies with the geographic area requirement of Items 1201 and 1202 of Regulation S-K which defines geographic area individual country, group of countries *within a continent* or by *continent.* Also, confirm that no one country other than Norway accounts for more 15% of your total proved reserves.

Development of Reserves

8.   We note from your disclosure that "Due to the nature of large fields with continuous development activity such as Troll and Snøhvit in Norway, Azeri-Chirag-Gunashli in Azerbaijan and Petrocedeño in Venezuela, these fields contain reserves that remain undeveloped for five years or more." Please tell us why you believe it is appropriate to classify these as proved reserves by describing to us in more detail the "specific circumstances" that apply to these projects under Rule 4-10(31)(ii) of Regulation S-X. Refer to questions 108.01 and 131.03 through 131.06 of our Compliance and Disclosure Interpretations. You can find these interpretations at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

8.1 Notes to the Consolidated Financial Statements

8.1.1 Organisation

9.   We note your disclosure that "With effect from 1 January 2009, Statoil ASA transferred the ownership of its NCS net assets to Statoil Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by Statoil Petroleum AS. As a result of this group internal reorganisation, the nature of the parent company Statoil ASA's operations and transactions were changed so that its functional currency also changed from NOK to USD effective as of the same date and with prospective effect. The functional currency of Statoil Petroleum AS has not changed and remains NOK." With regard to this event, please provide the following:

- Explain in further detail your basis for changing the functional currency of Statoil ASA from NOK to USD; and
- Given your disclosure in section 8.1.6 under currency risk that "The group's cash flows derived from oil and gas sales, operating expenses and capital expenditures are mainly in USD" please explain why you believe the functional currency of Statoil Petroleum AS is the NOK and not the USD.

As part of your response, please specifically address the guidance in paragraphs nine through thirteen of IAS 21.

8.1.2 Significant Accounting Policies

Impairment of intangible assets and property, plant and equipment

10.   We note from the disclosure that your estimated future cash flows are discounted using a real post-tax discount rate based on your post-tax weighted average cost of capital. Given the guidance provided in IAS 36 paragraph 55 that the discount rate shall be a pre-tax rate, please explain to us the specific reasons you believe use of a post-tax discount rate is appropriate, and in compliance with the accounting guidance provided in IAS 36.

11.   We further note your statement that "Statoil considers post-tax calculations sufficiently objective and consistently applicable across the various tax regimes, while still for all significant purposes leading to the same conclusion that application of pre tax rates in accordance with IAS 36 Impairment of assets would have yielded." It appears you are explaining that use of a post-tax rate versus a pre-tax rate would result in the same conclusion that an asset may be impaired under IAS 36. However, please clarify for us if the amount of impairment would be impacted by use of a post-tax rate versus a pre-tax rate.

8.1.28 Other commitments and contingencies

Insurance

12.   We note your disclosure that you have taken out insurance to cover certain potential liabilities arising from your operations, including claims arising from pollution damage, and most of your insurance is provided through your captive insurer, which reinsures parts of the risk in the international insurance market. Please tell us how you considered quantifying your self-insured retentions for the various types of liabilities to which you are exposed as well as the amounts and types of coverage purchased by your reinsurance program.

8.1.35 Supplementary oil and gas information (unaudited)

13.   We note your statements that your reserves are net of royalties paid-in-kind but are presented gross of tax liabilities paid-in-kind under negotiated fiscal arrangements. Please clarify how you distinguish between volumes of oil that are shown net, such as royalties, and volumes that are reflected gross, such as amounts related to in-kind tax liabilities. As part of your response, please tell us how you considered disclosing the quantities included in your reported reserves that relate to in-kind tax liabilities.

Exhibit 15(a)(iii) - Report of DeGolyer and MacNaughton

14.   Please obtain and file a revised version of the report which includes the statement required by Item 1202(a)(8)(iv) of Regulation S-K that the assumptions, data, methods and procedures used in connection with the preparation of the report are appropriate for the purpose served by the report.

15.   Indicate the actual weighted average price used as this is a key economic assumption.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director